UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission File No. 1-13300

CAPITAL ONE FINANCIAL CORPORATION

ASSOCIATE SAVINGS PLAN

CAPITAL ONE FINANCIAL CORPORATION

1680 Capital One Drive

McLean, Virginia 22102

Financial Statements and Exhibits

(a)	Financial Statements

The Capital One Financial Corporation Associate Savings Plan (the “Plan”) became effective as of January 1, 1995. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2004 and 2003.

(b)	Exhibits

Exhibit 23      Consent of Independent Registered Public Accounting Firm

Exhibit 99      Certification

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

(Name of Plan)

By:	/s/ GARY L. PERLIN
Name:	Gary L. Perlin
on behalf of the Benefits Committee, as Plan Administrator

Dated: June 28, 2005

Capital One Financial Corporation

Associate Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2004 and 2003

with Report of Independent Registered Public Accounting Firm

Capital One Financial Corporation Associate Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Benefits Committee

Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

McLean, VA

June 23, 2005

Capital One Financial Corporation Associate Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Units of Capital One Pooled Company Stock Fund	$169,590,680	$154,189,499
Units of American Express Trust Money Market Fund II	80,284,719	71,490,583
Shares of registered investment companies	441,767,394	309,374,899
Participant notes receivable	21,320,252	18,121,338

Total investments	712,963,045	553,176,319

Receivables:
Employer’s contributions	5,904,097	6,582,465
Participants’ contributions	1,466,151	1,736,338
Accrued income	116,482	42,233

Total receivables	7,486,730	8,361,036

Cash and cash equivalents	4,922	7,664

Total assets	720,454,697	561,545,019

Liabilities
Administrative expense payable	49,200	202,402

Net assets available for benefits	$720,405,497	$561,342,617

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of:
Units of Capital One Pooled Company Stock Fund	$51,875,394	$88,573,455
Units of American Express Trust Money Market Fund II	1	1
Shares of registered investment companies	36,277,411	57,822,582
Interest	848,384	809,161
Dividends	5,433,474	2,687,864

	94,434,664	149,893,063
Contributions:
Employer’s	64,650,362	65,009,043
Participants’	57,002,280	51,376,721

	121,652,642	116,385,764

Total additions	216,087,306	266,278,827

Deductions from net assets attributed to:
Benefits paid to participants	56,901,916	35,605,715
Administrative expenses	122,510	263,763

Total deductions	57,024,426	35,869,478

Net increase prior to transfers	159,062,880	230,409,349

Plan Transfers	—	1,890,491

Net increase	159,062,880	232,299,840

Net assets available for benefits:
Beginning of year	561,342,617	329,042,777

End of year	$720,405,497	$561,342,617

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Corporation”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible associates. American Express Trust Company (the “Trustee”) serves as the administrator and trustee for the Plan and its assets.

Effective January 1, 2003 all employees of AmeriFee Inc. (a privately held company based in Southborough, Massachusetts which was acquired by the Corporation in May 2001) who were eligible participants of the AmeriFee Inc., LLC 401(k) Plan (the “AmeriFee Plan”) became eligible participants in the Plan. Additionally, the Plan accepted the transfer of all assets and liabilities attributable to participants of the AmeriFee Plan, effective January 13, 2003. Net assets of $1,890,491 were transferred from the AmeriFee Plan to the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all associates of the Corporation and provides for pension, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute 1% to 15% of eligible pre-tax compensation and/or 1% to 9% of eligible after-tax compensation. Total pre-tax and after-tax contributions cannot exceed 15% of eligible compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”). The Corporation contributes 50% of the first 6% of the participant’s eligible compensation that a participant contributes to the Plan on a pre-tax basis. The Corporation contributes 3% of participants’ eligible compensation, regardless of participation in the Plan. Additional amounts equal to 3% of the participants’ eligible compensation for those participants making pre-tax contributions to the Plan at year end may be contributed at the option of the Corporation’s Board of Directors.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Corporation’s contributions and Plan earnings. Allocations of employer contributions are based on participant contributions or compensation and allocations of Plan earnings are based upon the number of units of the Plan in each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Corporation’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of service.

Effective January 1, 2004, all future non-matching employer contributions began vesting immediately. Non-matching employer contributions made prior to plan year 2004 and employer matching contributions will continue to vest based on completion of two years of continuous service.

Forfeited Accounts

As of December 31, 2004 and 2003 forfeited nonvested accounts totaled $944,168 and $1,623,033 respectively. Excess forfeitures, if any, after payment of administrative expenses are applied as employer contributions made in advance, and reduce the Corporation’s future contributions. There were no excess forfeitures used to reduce the Corporation’s contributions in 2004. During 2003, $1,000,000 of excess forfeitures were used to reduce the Corporation’s contributions.

Investment Options

Upon enrollment in the Plan, participants direct the investments of their and the employer’s contributions into any of the eleven investment options described below. Participants may change their investment options at any time. Investment options are described below.

Capital One Pooled Company Stock – Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Corporation’s common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

AIM Constellation Fund – Monies are primarily invested in the common stock of small and medium-sized companies.

AIM Small Cap Growth Fund – Monies are primarily invested in the common stock of small-sized companies.

American Express Trust Money Market Fund II – Monies are primarily invested in short-term debt securities.

American Express Trust Equity Index Fund I – Monies are invested in common stocks and in the S&P 500 stock index futures.

American Express Federal Income Fund – Monies are invested in U.S. government agency securities.

Davis New York Venture (Class A) – Monies are invested in common stocks of medium to large-sized companies.

Dodge & Cox Balanced Fund – Monies are invested in common stocks and fixed income securities.

PIMCO Total Return Fund – Monies are invested in fixed income securities.

Royce Total Return Fund – Monies are primarily invested in the common stocks and convertible securities of small-sized companies

Templeton Foreign Fund – Monies are primarily invested in the common stock of companies outside the U.S.

Cash and Cash Equivalents

Cash and cash equivalents represent contributions received from plan participants not yet invested in participant-designated investment funds by the Trustee. Cash balances are the result of timing differences between contribution date and trade date.

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer between the investments and the participant notes receivable. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. Effective January 1, 2003, a participant may elect to receive payments for a period not to exceed the greater of the remaining life expectancy of the participant or the participant’s beneficiary. If the participant has invested in the Capital One Pooled Company Stock fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Note 2—Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation and Income Recognition

The Plan’s investments are stated at fair value. Units in the Capital One Pooled Company Stock are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on a first-in, first-out basis.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust fund administered by the Trustee. The fair values of the following individual investments represented 5% or more of the Plan’s net assets as of December 31, 2004 and 2003:

	December 31
	2004	2003
Capital One Pooled Company Stock Fund	$169,590,680	$154,189,499
AIM Constellation Fund	55,052,202	50,006,308
American Express Trust Money Market Fund II	80,284,719	71,490,583
American Express Trust Equity Index Fund I	155,323,296	138,303,119
Davis New York Venture (Class A)	74,422,104	51,492,551
Dodge & Cox Balanced Fund	40,284,705	13,140,956
Templeton Foreign Fund	50,363,348	33,048,944

Note 4—Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5—Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6—Transactions with Parties-in-Interest

During 2004 and 2003, certain Plan investments included shares of mutual funds managed by the Trustee. Such investments had a fair market value at December 31, 2004 and 2003 of $257,172,080 and $233,176,723. In addition, the Plan had invested $169,590,680 and $154,189,499, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 2004 and 2003, respectively. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exception exists, respectively. During 2004 and 2003, $0 and $171,419, respectively, of administrative expenses were paid for by the Corporation.

Supplemental Schedule

Capital One Financial Corporation Associate Savings Plan

Employer Identification Number 54-1719854; Plan Number 002

Schedule H—Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue, borrower, lessor, or similar party.	Description of investment, including maturity date, rate of interest, collateral, par or maturity value.
	Shares	Current value
Capital One Pooled Company Stock Fund*	1,669,742	$169,590,680

Registered Investment Companies:
AIM Constellation Fund	2,410,341	55,052,202
AIM Small Cap Growth Fund	436,298	11,980,742
American Express Trust Money Market Fund II*	80,284,719	80,284,719
American Express Trust Equity Index Fund I*	4,164,163	155,323,296
American Express Federal Income Fund*	4,492,514	21,564,065
Davis New York Venture (Class A)	2,424,963	74,422,104
Dodge & Cox Balanced Fund	507,684	40,284,705
PIMCO Total Return Fund	803,994	8,578,616
Royce Total Return Fund	1,973,761	24,198,316
Templeton Foreign Fund	4,094,582	50,363,348

		522,052,113
Participant Notes Receivable*	4.00%-10.45%	21,320,252

Total		$712,963,045

*  Parties-in-interest

Note:  Historical Cost is not required to be presented as all

investments	are participant directed.